(Letterhead of Thomas Properties Group, Inc.)

VIA EDGAR

March 15, 2010

Daniel L. Gordon – Branch Chief

Karen J. Garnett – Assistant Director

United States Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Thomas Properties Group, Inc.

Dear Mr. Gordon and Ms. Garnett:

In response to the additional comments of the accounting staff contained in your letter dated February 25, 2010, we have supplementally provided the information set forth below. For your convenience, we have included the text of your letter and keyed our responses accordingly.

Form 10-K for the year ended December 31, 2008

Impairment of long-lived assets, page 70

1.	We note your response to prior comment 3. In future filings please consider expanding the discussion in your MD&A related to your impairment testing to describe the significant assumptions and estimates used in your determination that the undiscounted future cash flows associated with each property were in excess of the carrying value of each property and the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions and estimates. Please consider discussing properties that are at risk of being impaired and disclosing the percentage by which the undiscounted future cash flows exceed the carrying amounts. Please provide us with your proposed future disclosure for your 2009 Form 10-K, if applicable, and see Section V of Interpretive Release No. 33-8350 for reference.

March 15, 2010

Response:	We reviewed the guidance in Section V of Interpretive Release No. 33-8350 related to MD&A disclosures in response to your comment, and our proposed future disclosures to be included in our Form 10-K filing for the year ended December 31, 2009 are presented below. For ease of your review, we have indicated new or revised sections when compared to the disclosure in our Form 10-K for the year ended December 31, 2008, by underscoring the text:

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Critical Accounting Policies and Estimates

Investments in real estate. The price that we pay to acquire a property is impacted by many factors including the condition of the buildings and improvements, the occupancy of the building, the existence of above and below market tenant leases, the creditworthiness of the tenants, favorable or unfavorable financing, and numerous other factors. Accordingly, we are required to make subjective assessments to allocate the purchase price paid to acquire investments in real estate among the assets acquired and liabilities assumed based on our estimate of the fair values of such assets and liabilities. This includes determining the value of the buildings and improvements, land, any ground leases, tenant improvements, in-place tenant leases, tenant relationships, the value (or negative value) of above (or below) market leases and any debt assumed from the seller or loans made by the seller to us. Each of these estimates requires a great deal of judgment and some of the estimates involve complex calculations. Our calculation methodology is summarized in Note 2 to our consolidated financial statements. These allocation assessments have a direct impact on our results of operations because if we were to allocate more value to land there would be no depreciation with respect to such amount or if we were to allocate more value to the buildings as opposed to allocating to the value of tenant leases, this amount would be recognized as an expense over a much longer period of time, since the amounts allocated to buildings are depreciated over the estimated lives of the buildings whereas amounts allocated to tenant leases are amortized over the terms of the leases. Additionally, the amortization of value (or negative value) assigned to non-market rate leases is recorded as an adjustment to rental revenue as compared to amortization of the value of in-place leases and tenant relationships, which is included in depreciation and amortization in our consolidated statements of operations.

We are required to make subjective assessments as to the useful lives of our properties for purposes of determining the amount of depreciation to record on an annual basis with respect to our investments in real estate. These assessments have a direct impact on our net income because if we were to shorten the expected useful lives of our investments in real estate we would depreciate such investments over fewer years, resulting in more depreciation expense and lower net income on an annual basis.

We evaluate a property for potential impairment when events or changes in circumstances indicate that the current book value of the property may not be recoverable. Indicators of potential impairment include among other things: declining occupancy levels; declining rental rates; increasing number of tenants unable to pay their rent; deterioration in the local rental market; declining market values; our competitors’ begin to experience financial difficulty or impair similar assets; and our inability or change of intent to hold the property.

In the event that these periodic assessments result in a determination that the carrying amount of a property exceeds the sum of the undiscounted cash flows (excluding interest) that are expected to result from the use and eventual disposition of the property, we would recognize an impairment loss to the extent the carrying amount exceeded the estimated fair value of the property. Estimates of expected future net cash flows are inherently uncertain and are based on assumptions dependent upon future and current market conditions and events that affect the ultimate value of the property. These estimates are highly subjective and require us to make assumptions relating to, among other things: future rental rates; tenant allowances; operating expenditures; property taxes; capital improvements; occupancy levels; the estimated proceeds generated from the future sale of the property or inability to sell the property; holding periods; market conditions; accessibility of capital and credit markets; recent sales activity of similar properties in the same market; our liquidity and ability and intent to hold the properties; development and construction costs; and discount rates. These estimates can change significantly between reporting periods. Due to the fact that estimates included in cash flow models are based on historical results and projected trends, unexpected changes in market conditions may lead to additional impairment charges in the future that cannot be anticipated.

March 15, 2010

We use the equity method of accounting to account for investments in real estate entities over which we have significant influence, but not control over major decisions. In these situations, the unit of account for measurement purposes is the equity investment and not the real estate. Accordingly, if our joint venture investments meet the other-than-temporary criteria of FASB ASC 323, “Investments – Equity Method and Joint Ventures”, we would recognize an impairment loss to the extent the carrying amount exceeded the estimated fair value of our investment.

With respect to condominium units held for sale, we would recognize an impairment loss to the extent the carrying amount exceeded the estimated fair value less costs to sell the project. Estimates of fair value are often based on expected future net cash flows, which are inherently uncertain and are based on assumptions dependent upon future and current market conditions and events that affect the ultimate value of the project. These estimates require us to make assumptions relating to, among other things, sales absorption rates, selling prices and discount rates.

Refer to the impairment loss discussion in the section titled “Comparison of the year ended December 31, 2009 to the year ended December 31, 2008” found elsewhere herein for further information on the impairment losses recorded in the years ended December 31, 2009 and 2008.

Comparison of the year ended December 31, 2009 to the year ended December 31, 2008.

Impairment Loss. We recognized an impairment charge related to our Murano condominium project whose units are complete and held for sale of $13.0 million for the year ended December 31, 2009 compared to an $11.0 million impairment charge for the year ended December 31, 2008. We are required to record Murano at its estimated fair value as it meets the held for sale criteria of FASB ASC 360, “Property, Plant and Equipment”. These non-cash impairment charges related to Murano are included in the “Impairment loss” line item in the consolidated statements of operations for the respective years. In addition, we recorded an impairment charge in accordance with the criteria of FASB ASC 323, “Investments – Equity Method and Joint Ventures” of our investment in the Austin Joint Venture, which is accounted for under the equity method, of $1.2 million for the year ended December 31, 2009 compared to a $1.2 million impairment charge for the year ended December 31, 2008. Additionally, we recorded impairment charges related to certain of our other properties accounted for using the equity method of accounting. Our 25 percent share of these impairment charges is as follows: Four Falls Corporate Center of $3.1 million; Walnut Hill Plaza of $1.4 million and Centerpointe I & II of $10.3 million. There were no impairment charges recorded for these equity investments for the year ended December 31, 2008. The non-cash impairment charges related to both our investment in the Austin Joint Venture and our equity accounted properties are included in the “Equity in net loss of unconsolidated real estate entities” line item in the consolidated statements of operations for the respective years.

As discussed in our critical accounting policies, the estimates of expected future net cash flows are inherently uncertain, and are based on assumptions dependent upon future and current market conditions and events that affect the ultimate value of the properties. These estimates can change significantly between reporting periods. Due to the fact that estimates included in cash flow models are based on historical results and projected trends, unexpected changes in market conditions may lead to additional impairment charges in the future that cannot be anticipated.

One key assumption considered in our undiscounted cash flows test is the investment holding period. Certain of our properties (City National Plaza, 2500 City West, Brookhollow Central and CityWestPlace) have debt that matures in 2010. If we are unable to successfully refinance or extend all or a portion of this debt, the holding period used for the impairment testing would be subject to reconsideration, potentially resulting in undiscounted cash flows less than the book carrying values, which could potentially result in impairment if the estimated fair market value of these assets is less than their book carrying amount. With respect to City National Plaza, 2500 City West and CityWestPlace, the estimated fair value on a discounted cash flow basis for each asset exceeds the book carrying value, so no impairment would exist. With respect to Brookhollow Central, we believe it will be successfully refinanced as the estimated fair value is sufficiently greater than the debt balance. There could potentially be an impairment loss, though, if the holding period were revised as the estimated fair value for this asset is less than the book carrying amount.

March 15, 2010

Further, our Oak Hill Plaza property failed the undiscounted cash flows test at December 31, 2009 using a limited holding period in the test due to uncertainty regarding the maturing debt in March 2010. The estimated fair market value for Oak Hill Plaza exceeds the book carrying value, though, so there is no impairment loss.

Additionally , the book carrying value of our Murano project, net of the impairment charges recorded as of December 31, 2009, is reflective of the Company’s estimation of future absorption rates and sales prices, which are supported by a third party appraisal. If the actual absorption and sales prices are materially less than the projection, we could potentially need to record additional impairment in future periods.

ITEM 15.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Thomas Properties Group, Inc. and Subsidiaries:

Summary of Significant Accounting Policies

Impairment of Long-Lived Assets

We assess whether there has been impairment in the value of our long-lived assets whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount to the future net cash flows, undiscounted and without interest, expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell. We use the equity method of accounting to account for investments in real estate entities over which we have significant influence, but not control over major decisions. In these situations, the unit of account for measurement purposes is the equity investment and not the real estate. Accordingly, if our joint venture investments meet the other-than-temporary criteria of FASB ASC 323, “Investments – Equity Method and Joint Ventures”, we would recognize an impairment loss to the extent the carrying amount exceeded the estimated fair value of our investment.

Included in the consolidated net losses for the year ended December 31, 2009 and 2008, are pre-tax, non-cash impairment charges of $13.0 million and $11.0 million, respectively, related to our Murano condominium project whose units are complete and held for sale. We are required to record the condominium units at their estimated fair value beginning in 2008, as the condominium units met the held for sale criteria of FASB ASC 360, “Property, Plant, and Equipment.” The impairment charge is included in the “Impairment loss” line item in our consolidated statements of operations for the respective years. Also included in “Equity in net loss of unconsolidated real estate entities” in our consolidated statements of operations for the years ended December 31, 2009 and 2008, are pre-tax, non-cash impairment charges of $16.0 million and $1.2 million, respectively, related to our joint venture investments. We recorded our share of the impairment loss at the joint venture level as these investments met the other-than-temporary impairment criteria of FASB ASC 323, “Investments – Equity Method and Joint Ventures”.

March 15, 2010

TPG/CalSTRS, LLC:

Summary of Significant Accounting Policies

Impairment of Long-Lived Assets

We assess whether there has been impairment in the value of our long-lived assets whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount to the future net cash flows, undiscounted and without interest, expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell. We use the equity method of accounting to account for investments in real estate entities over which we have significant influence, but not control over major decisions. In these situations, the unit of account for measurement purposes is the equity investment and not the real estate. Accordingly, if our joint venture investments meet the other-than-temporary criteria of FASB ASC 323, “Investments – Equity Method and Joint Ventures”, we would recognize an impairment loss to the extent the carrying amount exceeded the estimated fair value of our investment.

We recorded an impairment charge of our investment in the Austin Joint Venture, which is accounted for under the equity method, for the years ended December 31, 2009 and 2008 of $4.9 million and $4.8 million, respectively. These non-cash impairment charges related to our investment in the Austin Joint Venture are included in the “Equity in net loss of unconsolidated real estate entities” line item in the consolidated statements of operations for the respective years. In addition, we recorded impairment charges related to certain of our wholly-owned properties in accordance with the provisions of FASB ASC 360, “Property, Plant and Equipment.” as follows: Four Falls Corporate Center of $12.3 million; Walnut Hill Plaza of $5.4 million and Centerpointe I & II of $41.3 million. There were no impairment charges recorded for our wholly-owned properties for the year ended December 31, 2008. These non-cash impairment charges related to our properties are included in the “Impairment loss” line item in the consolidated statements of operations for the respective years.

Proxy Statement on Schedule 14A, filed April 28, 2009

Pay for Performance, page 17

2.	We note your response to prior comment 5. Please confirm that your future filings will include disclosure regarding the percentage weighting for each of the factors considered in determining cash bonus targets, similar to the information provided in the first paragraph of your response.

Response: We will provide this information in our future filings.

* * *

March 15, 2010

In connection with the Company’s response to the staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the foregoing responses, please do not hesitate to contact me directly at (213) 233-2296.

Sincerely,

/s/ Diana M. Laing
Diana M. Laing
Chief Financial Officer